Exhibit 14.1

EQT INFRASTRUCTURE COMPANY LLC

Code of Business Conduct and Ethics

Effective March 25, 2025

This Code of Business Conduct and Ethics (the “Code”) applies to the directors, officers and employees (if any), of EQT Infrastructure Company LLC (the “Company”) and all officers and employees of EQT Partners Inc. (the “Manager”), acting on behalf of the Company (collectively, “Covered Parties”). This Code supplements and is in addition to any code of ethics of the Manager to which a Covered Party is subject. Insofar as any provision of the Manager’s code of ethics applicable to a Covered Party conflicts with a provision of this Code, the Covered Party should contact the Manager’s Compliance Department. This Code is subject to the Company’s limited liability company agreement (as amended from time to time, the “LLC Agreement”), management agreement with the Manager and other policies that the Company may adopt from time to time. Any matter that is approved pursuant to the Company’s policies addressing transactions with affiliates or related persons shall not be deemed to conflict with this Code.

The Company expects all Covered Parties to follow a high standard of honesty, ethics and personal integrity, and to act and behave in a manner that enhances the Company’s reputation and strengthens the trust that others have in the Company. By adhering to exemplary standards of integrity, the Company can enhance its reputation and ability to do business.

The Company has adopted this Code in order to promote:

•	compliance with applicable governmental laws, rules and regulations;

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

•	the protection of Company assets, including confidential information;

•	fair dealing practices;

•	prompt internal reporting of violations of the Code; and

•	accountability for adherence to the Code.

If you are uncertain as to the appropriate course of conduct in any particular situation, you should immediately consult with the Manager’s Compliance Department.

Compliance with Laws, Rules and Regulations

All Covered Parties must respect and comply with all applicable laws, rules and regulations of the United States and other countries, states, counties, cities and other jurisdictions in which the Company conducts business.

Conflicts of Interest and Transactions with Related Persons

A conflict of interest can develop when personal responsibilities, interests or relationships interfere with, or appear to interfere with, professional responsibilities, interests or relationships (including the interests of the Company or your duties in your respective role at the Manager or the Company). Conflicts of interest may not always be clear-cut, so if you have a question, or become aware of a conflict or potential conflict, you should contact the Manager’s Compliance Department.

Additionally, unless otherwise approved or ratified pursuant to the LLC Agreement, the members of the Audit Committee, who are disinterested with respect to a particular transaction, shall review and approve or ratify all transactions between the Company and any Related Person that are required to be disclosed pursuant to Item 404(a) of Regulation S-K (“Item 404(a)”). “Related Person” shall have the meaning given to such term in Item 404(a), as amended from time to time.

Transactions entailing conflicts of interests may require disclosure in the financial statements and public filings of the Company.

Timely and Truthful Public Disclosure

In reports and documents filed with or submitted to the SEC and other regulators by the Company, and in other public communications made by the Company, the Covered Parties involved in the preparation of such reports and documents (including those who are involved in the preparation of financial or other reports and the information included in such reports and documents) shall make disclosures that are full, fair, accurate, timely and understandable. Where applicable, these Covered Parties shall provide accurate financial and accounting data for inclusion in such disclosures. Covered Parties shall not knowingly falsify information, misrepresent material facts or omit material facts necessary to avoid misleading the Company’s independent public auditors or investors. Covered Parties shall never take any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors in the performance of their audit or review of the Company’s financial statements.

Protection and Proper Use of Company Assets

All Covered Parties should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on profitability. The Company’s assets should be used for legitimate business purposes.

Confidentiality and Regulation FD Policy

Covered Parties may come into contact with, use, or acquire confidential or proprietary information including non-public information. As such, Covered Parties should take reasonable steps and precautions necessary to restrict access to, and secure, such information. Covered Parties should only share confidential or proprietary information on a “need-to-know” basis and should use their reasonable best efforts to prevent inadvertent or unauthorized disclosure. In general, confidential information should be shared only with other Covered Parties or other employees of the Manager or EQT AB and/or any one or more of its direct or indirect subsidiaries with persons subject to a confidentiality agreement or otherwise with persons who are subject to a duty of confidentiality.

Confidential information includes all non-public information received or created by the Company in connection with the Company’s business activities, or received or created by the Manager acting on behalf of the Company, and confidential information that third parties have entrusted to the Company. The obligation to preserve confidential information continues even after your service ends.

You should consult with the Manager’s Compliance Department when disclosure of confidential information is required by law or regulations, or court, mediator or arbitrator.

Furthermore, to prevent selective disclosure of material non-public information, in accordance with Regulation Fair Disclosure (“Reg. FD”), only certain designated persons of the Company (each, an “Authorized Spokesperson”) are authorized to communicate information concerning the Company with “market participants” (holders of the Company’s securities and brokers, dealers, investment advisers and certain institutional investment managers (and their associated persons, including analysts) and investment companies and hedge funds (and their affiliated persons)). No other Covered Party is permitted to communicate information concerning the Company with market participants and inquiries from market participants received by any Covered Party (other than an Authorized Spokesperson) must be forwarded to the Manager’s Compliance Department.

Insider Trading

U.S. securities laws prohibit abuses of material, non-public information (i.e., insider trading). Covered Parties who have access to material, nonpublic information related to the Company, regardless of its source, are not permitted to use or share that information for their personal benefit for securities trading purposes (including, but not limited to, subscriptions and share repurchases) or for any other purpose except the conduct of the Company’s business.

All material, non-public information about the Company should be considered confidential information. It is illegal to trade in the Company’s securities while in possession of material, nonpublic information, and it is also generally illegal to communicate or “tip” such information to others who do not have a legitimate business need for acquiring information. In addition, no Covered Parties, who, in the course of pursuing the Company’s business, learns of material nonpublic information about a company (1) with which the Company does business, or (2) that is involved in a potential transaction or business relationship with Company, may engage in transactions in that company’s securities until the information becomes public or is no longer material.

The Manager’s compliance policies on securities transactions, including pre-clearance requirements, shall apply to Covered Parties.

Fair Dealing

Covered Parties shall behave honestly and ethically at all times and with all people. They shall act in good faith, with integrity and due care, and shall engage only in fair competition, by treating ethically colleagues, competitors and other third parties. No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or similar unfair practice.

Anti-Bribery

Covered Parties must comply with all applicable global anti-bribery and anticorruption laws, and are prohibited from offering, promising, making, authorizing or providing (directly, or indirectly through third parties) any payments, gifts, or the transfer of anything of value to any person, including government officials and family members of the government officials, in any jurisdiction to influence or reward any action or decision for the Company’s benefit.

Reporting of Known or Suspected Violations or Illegal or Unethical Behavior

You must either (1) promptly contact the Manager’s Compliance Department or (2) submit an anonymous report using one of the Company’s alternative reporting options if you are concerned that a Covered Party may have violated this Code or that other illegal or unethical conduct by a Covered Party has occurred or may occur. The Manager will forward complaints to personnel of the Company and/or the Audit Committee, as appropriate.

The Company will take measures to protect the confidentiality of any report made, subject to applicable law, regulation or legal proceedings. The Company will not permit or tolerate retaliation of any kind by or on behalf of the Company or the Manager and its personnel or other personnel of EQT AB and/or any one or more of its direct or indirect subsidiaries against those who make good faith reports or complaints regarding violations of this Code or other illegal or unethical behavior.

Neither this Code nor any other agreement with the Company or policy of the Company, shall be deemed to prohibit any current or former Covered Party from communicating, cooperating or filing a charge or complaint with the SEC or any other governmental or law enforcement entity, concerning possible violations of any legal or regulatory requirement, or making disclosures, including providing documents or other information to a governmental entity that are protected under the whistleblower provisions of any applicable law or regulation, without notice to or approval of the Company, so long as (i) such communications and disclosures are consistent with applicable law and (ii) the information disclosed was not obtained through a communication that was subject to the attorney-client privilege (unless disclosure of that information would otherwise be permitted by an attorney pursuant to the applicable federal law, attorney conduct rules or otherwise). The Company will not limit the right of any current or former Covered Party to receive an award for providing information pursuant to the whistleblower provisions of any applicable law or regulation to the SEC or any other government agency. Any provisions of any agreement between the Company and any current or former Covered Party that is inconsistent with the above language or that may limit the ability of any person to receive an award under the whistleblowing provisions of applicable law is hereby deemed invalid and will not be enforced by the Company.

Waivers

Any waiver of this Code for executive officers or directors may be made by the disinterested members of the Board of Directors or committee thereof and be disclosed in accordance with any applicable rules and regulations.

Accountability for Adherence to This Code

Covered Parties will be required to acknowledge receipt and review of this Code. If it has been determined that this Code has been violated, either directly, by failure to report a violation, or by withholding information related to a violation, the offending Covered Party may be disciplined for noncompliance with penalties up to and including dismissal. Such penalties may include a written letter of reprimand, disgorgement, suspension with or without pay or benefits, and termination of service. Violations of this Code may also constitute violations of law and may result in criminal penalties and civil liabilities for the offending Covered Party and the Company. All Covered Parties are expected to cooperate in internal investigations of alleged misconduct.

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